Exhibit 99

Explanatory Note on the Impact of Extra U.S. Fiscal Week and Change in Cost Allocation Policy in 2008

In 2008, two elements will have a technical impact on our results:

•	in the U.S. there will be 53 weeks in the fiscal year 2008 compared to 52 weeks in 2007.

•	in 2008, we are adjusting our cost allocation policy. Certain costs previously allocated to the segment “Corporate (unallocated)” will now be allocated to the segment “Belgium”.

This note should help to better assess the impact of both changes on our results.

53rd Week in the U.S.

Delhaize Group’s fiscal year ends on December 31. However, the fiscal year of Delhaize Group’s U.S. businesses is the Saturday closest to December 31, and generally includes 52 weeks, except every other five years when it includes 53 weeks. The Group’s results include those of our U.S. businesses based on their fiscal calendar, with no adjustment made for the difference in reporting date. The fiscal year of our U.S. businesses will include 53 weeks in 2008 compared to 52 weeks in 2007.

The calendar adjustment in 2008 has two positive effects on our results:

-	An extra week to our annual and fourth quarter sales, creating a positive effect on sales growth.

-

A positive impact on our profit growth, particularly for the 4th quarter due to the extra sales week while certain costs are fixed on an annual basis independent of the number of sales weeks, particularly depreciation and rents. These fixed expenses are equally spread over 4 quarters.

The estimated impact on our 2008 guidance is approximately 1.5% additional revenue growth for Delhaize Group and approximately 3.5% additional operating profit growth (at identical exchange rates).

Change in Cost Allocation Policy Effect on Segment Reporting

Beginning in 2008, Delhaize Group will be changing its cost allocation policy. Certain costs previously included in the segment “Corporate (unallocated)” will now be allocated to the segment “Belgium”. Prior to 2008, Corporate related costs were allocated (through invoicing) only to businesses operating in separate legal entities.

To help assess the impact of this change, the tables below show the 2007 full year and quarterly results adjusted for the new methodology. This change has no effect on the consolidated results of Delhaize Group. Beginning in 2008, comparative and historical results will be shown on an adjusted basis in the quarterly press releases and in the annual report.

2007 Results		Revenues		Operating Margin		Operating Profit/(Loss)
	(in millions)	Non-adjusted	Adjusted	Non-adjusted	Adjusted	Non-adjusted	Adjusted
United States	USD	18,171.8	18,171.8	5.6%	5.6%	1,022.6	1,022.6
United States	EUR	13,259.2	13,259.2	5.6%	5.6%	746.1	746.1
Belgium	EUR	4,359.4	4,359.4	4.1%	3.8%	179.0	167.7
Greece	EUR	1,173.1	1,173.1	4.4%	4.3%	51.5	51.5
Emerging Markets (1)	EUR	165.5	165.5	2.3%	2.3%	3.8	3.8
Corporate	EUR	—	—	—	—	(43.2)	(31.9)
TOTAL	EUR	18,957.2	18,957.2	4.94%	4.94%	937.2	937.2

(1)	Mega-Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

Quarterly 2007 Operating Profit/(Loss)		1st Q 2007		2nd Q 2007		3rd Q 2007		4th Q 2007
	(in millions)	Non-adjusted	Adjusted	Non-adjusted	Adjusted	Non-adjusted	Adjusted	Non-adjusted	Adjusted
United States	USD	240.6	240.6	252.2	252.2	261.7	261.7	268.1	268.1
United States	EUR	183.6	183.6	187.2	187.2	190.5	190.5	184.8	184.8
Belgium	EUR	46.5	43.6	62.6	59.7	23.4	20.8	46.5	43.6
Greece	EUR	6.8	6.8	12.3	12.3	12.5	12.5	19.9	19.9
Emerging Markets (1)	EUR	1.0	1.0	0.4	0.4	0.4	0.4	2.0	2.0
Corporate	EUR	(8.2)	(5.3)	(13.6)	(10.7)	(11.2)	(8.6)	(10.2)	(7.3)
TOTAL	EUR	229.7	229.7	248.9	248.9	215.6	215.6	243.0	243.0